UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

Commission file number: 001-37655

CHINA CUSTOMER RELATIONS CENTERS, INC.

(Registrant's name)

c/o Shandong Taiying Technology Co., Ltd.

1366 Zhongtianmen Dajie, Xinghuo Science and Technology Park, Hugh-tech Zone, Taian City, Shandong Province,
People’s Republic of China 27100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On May 17, 2016, in connection with the execution of the new employment agreements described below with China Customer Relations Centers, Inc.’s (the “Company”) executive officers, Gary Wang, David Wang and Guoan Xu, (the “Executive Officers”) the Company and the Executive Officers mutually terminated their respective prior employment agreements that were entered into in September 2014.

Employment Agreement of Gary Wang

On May 17, 2016, the Company entered into an employment agreement with Gary Wang (“Gary Wang Employment Agreement”), effective January 3, 2016, providing for Mr. Wang to serve as the Company’s Chief Executive Officer. Under the terms of Mr. Wang’s employment agreement, Mr. Wang is, among other matters, to take overall responsibility for the operational management and financial management of the Company in compliance with all applicable laws and devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to the following:

●	Annual compensation of RMB 1,152,000 (approximately $177,000); and

●	Reimbursement of reasonable expenses.

Mr. Wang will be eligible to receive an annual bonus with a target payout up to 86.81% of his base salary, subject to achieving Company and individual performance goals established by the Company’s Compensation Committee. Mr. Wang’s employment agreement is for an initial term of thirty-six months, renewable for an additional twenty-four months unless either party terminates it in writing at least sixty days before the expiration of the initial term.

Additionally, Mr. Wang’s employment agreement provides for confidentiality and nondisclosure provisions, whereby Mr. Wang is required to keep trade secrets confidential during the course of his employment and for a period of thirty-six months following the termination of his employment. His employment contract also contains a non-compete clause for a duration of twenty-four months following his employment.

Employment Agreement of David Wang

On May 17, 2016, the Company entered into an employment agreement with David Wang (“David Wang Employment Agreement”), effective January 3, 2016, providing for Mr. Wang to serve as the Company’s Chief Financial Officer. Under the terms of Mr. Wang’s employment agreement, Mr. Wang is, among other matters, to oversee all financial and operational controls and metrics within the organization in accordance with industry rules and devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to the following:

●	Annual compensation of RMB 720,000 ($111,000); and

●	Reimbursement of reasonable expenses.

Mr. Wang will be eligible to receive an annual bonus with a target payout up to 83.33% of his base salary, subject to achieving Company and individual performance goals established by the Company’s Compensation Committee. Mr. Wang’s employment agreement is for an initial term of thirty-six months, renewable for an additional twenty-four months unless either party terminates it in writing at least sixty days before the expiration of the initial term.

Additionally, Mr. Wang’s employment agreement provides for confidentiality and nondisclosure provisions, whereby Mr. Wang is required to keep trade secrets confidential during the course of his employment and for a period of thirty-six months following the termination of his employment. His employment contract also contains a non-compete clause for a duration of twenty-four months following his employment.

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Guoan Xu

On May 17, 2016, the Company entered into an employment agreement with Guoan Xu (“Guoan Xu Employment Agreement”), effective January 3, 2016, providing for Mr. Xu to serve as the Company’s Vice President. Under the terms of Mr. Xu’s employment agreement, Mr. Xu is, among other matters, to take respective responsibility for the operation and management of the Company in accordance with industry rules and devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to the following:

●	Annual compensation of RMB 720,000 ($111,000); and

●	Reimbursement of reasonable expenses.

Mr. Xu will be eligible to receive an annual bonus with a target payout up to 83.33% of his base salary, subject to achieving Company and individual performance goals established by the Company’s Compensation Committee. Mr. Xu’s employment agreement is for an initial term of thirty-six months, renewable for an additional twenty-four months unless either party terminates it in writing at least sixty days before the expiration of the initial term.

Additionally, Mr. Xu’s employment agreement provides for confidentiality and nondisclosure provisions, whereby Mr. Xu is required to keep trade secrets confidential during the course of his employment and for a period of thirty-six months following the termination of his employment. His employment contract also contains a non-compete clause for a duration of twenty-four months following his employment.

The foregoing description of the employment agreements are qualified in their entirety by reference to the Gary Wang, David Wang and Gouan Xu Employment Agreements, copies of which are attached hereto as Exhibits 10.01, 10.2 and 10.3 respectively and incorporated herein by reference.

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CHINA CUSTOMER RELATIONS CENTERS, INC.

By:	/s/ Gary Wang
Gary Wang
Chairman and Chief Executive Officer

Dated: May 23, 2016

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EXHIBIT INDEX

Number	Description of Exhibit

10.1	Gary Wang Employment Agreement.

10.2	David Wang Employment Agreement.

10.3	Guoan Xu Employment Agreement.

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